Exhibit 2.04

IN ACCORDANCE WITH ITEM 601(b)(10)(iv) OF REGULATION S-K, CERTAIN CONFIDENTIAL INFORMATION HAS BEEN EXCLUDED FROM THIS DOCUMENT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM IF PUBLICLY DISCLOSED. THE CONFIDENTIAL INFORMATION IS DENOTED HEREIN BY [*].

EQUITY PURCHASE AGREEMENT
This EQUITY PURCHASE AGREEMENT (this “Agreement”) is made as of this 31st day of October, 2019 (the “Effective Date”), by and between AMYRIS, INC., a Delaware corporation (the “Purchaser”), and COSAN US, INC., a Delaware corporation (the “Seller”). Certain capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Article VIII.
RECITALS
WHEREAS, Amyris and Cosan US formed Novvi LLC, a Delaware limited liability company (the “Company”) pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. (as the same may be amended from time to time) and entered into an agreement of limited liability company of Novvi LLC on September 6, 2011, as the same was amended in October of 2011;
WHEREAS, the Company is in the business of research, development, production and commercialization of high performance, certified renewable synthetic lubricant base oils and additives from synthetic molecules derived from sustainable resources, that can deliver performance characteristics comparable to petroleum based synthetic base oils;
WHEREAS, Amyris and Cosan executed and delivered together with American Refining Group, Inc., a Pennsylvania corporation, Chevron Products Company, a division of Chevron U.S.A. Inc., a Pennsylvania corporation and H&R Group US, Inc., a Colorado corporation, (collectively, the “Members”) a Fourth Amended and Restated Operating Agreement of the Company dated March 12, 2018 (the “Operating Agreement”). All terms used herein and not otherwise defined are assigned the definitions set forth in the Operating Agreement;
WHEREAS, Seller is the owner of the Purchased Units (as defined in Section 1.1) and, subject to the terms and conditions set forth herein, Seller desires to sell to the Purchaser and Purchaser desires to purchase from the Seller, the Purchased Units for the Purchase Price (the “Transfer”); and
WHEREAS, the Members have approved the Transfer under the terms of the Operating Agreement.
AGREEMENT
In consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:
ARTICLE I
PURCHASE AND SALE OF THE PURCHASED UNITS
1.1 Agreement to Purchase and Sale the Purchased Units. Upon the terms and subject to the conditions set forth herein, the Seller hereby sells to the Purchaser the totality of its interest in the Company, corresponding to one hundred fifty nine thousand, two hundred and ten (159,210) Units (the “Purchased Units”), free and clear of any and all Encumbrances. The Purchased Units are sold and shall be transferred on the date hereof by the Seller together with all rights inherent to them.

1.2 The aggregate purchase price for the Purchased Units shall be ten million, eight hundred thousand United States dollars (US$10,800,000) (the “Purchase Price”), payable according to Section 1.3 below.
1.3 Payment of the Purchase Price.
(a) The Purchase Price will be paid in full by the Purchaser to the Seller within five (5) years of the date of formation of R&A Adoçantes S.A., a Brazilian sociedade por ações (the “Sweet JV”), according to the Joint Venture Agreement (the “JVA”) by and between Raizen Energia S.A., the Purchaser and certain subsidiary of the Purchaser, through the assignment of net preferred dividends (the “Preferred Dividends”) distributed by the Sweet JV and received by the Purchaser.
(b) The Purchaser hereby assigns to Seller the Purchaser’s right to receive any Preferred Dividends distributed by the Sweet JV and that should be received by the Purchaser, until the Dividend Assignment Expiration Date, as defined below (the “Dividend Assignment”). Seller hereby accepts such Dividend Assignment. The Dividend Assignment shall expire and terminate at the earlier of expiration of the five (5) year period referred to in item (a) above or Seller’s receipt of the Purchase Price (the “Dividend Assignment Expiration Date”).
(c) In the event Sweet JV fails to pay the Seller as required by Section 1.3(a) and (b) above, any Preferred Dividend distributed by the Sweet JV and received by Purchaser before the Dividend Assignment Expiration Date shall be transferred to Seller within five (5) Business Days from its receipt, by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser. The Purchaser shall send to Seller true and complete copies of Sweet JV’s unaudited quarterly balance sheets in order to verify if the Sweet JV approved the distribution of Preferred Dividends to the Purchaser.
(d) If, on the Dividend Assignment Expiration Date, any portion of the Purchase Price remains to be paid by the Purchaser to Seller, Purchaser will pay Seller such unpaid portion of the Purchase Price within sixty (60) days by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser.
(e) If, within the five (5) years term from the formation of the Sweet JV, there is a Liquidity Event of the Sweet JV, and any portion of the Purchase Price at that time remains to be paid by the Purchaser to Seller, Purchaser shall use cash or cash equivalent received by Purchaser in such Liquidity Event to pay to Seller an amount calculated by multiplying the percentage reflecting the percentage reduction in Purchaser’s ownership of Sweet JV by the amount of such unpaid portion of the Purchase Price within sixty (60) days by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser; and any portion that remains unpaid thereafter shall be paid to the Seller pursuant to Sections 1.3(b), (c) and (d) above.
(f) If, within the five (5) years term from the formation of the Sweet JV, there is a Liquidity Event of the Company, and any portion of the Purchase Price at that time remains to be paid by the Purchaser to Seller, Purchaser shall pay to Seller such unpaid portion of the Purchase Price as follows:
(f.1) in case the Purchaser receives, in cash or cash equivalent, an amount equal to or higher than twenty one million, six hundred thousand dollars (US$ 21,600,000) as a result of the Liquidity Event, Purchaser shall use all cash or cash equivalent received in such Liquidity Event to pay to

Seller such unpaid portion of the Purchase Price within sixty (60) days by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser;
(f.2) in case the Purchaser receives, in cash or cash equivalent, an amount lower than twenty one million, six hundred thousand dollars (US$ 21,600,000) as a result of the Liquidity Event, Purchaser shall use fifty per cent (50%) of the received amount to pay to Seller such unpaid portion of the Purchase Price within sixty (60) days by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser; and any portion that remains unpaid thereafter shall be paid to the Seller pursuant to Sections 1.3(b), (c) and (d) above.
(g) If, for any or no reason, the Sweet JV is not formed within one (1) year from the date hereof, the Purchase Price shall be paid in full by the Purchaser to the Seller within three (3) years from the date hereof, by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser.
ARTICLE II
PURCHASER’S REPRESENTATIONS AND WARRANTIES
The Purchaser hereby represents and warrants to the Seller as of the Closing as follows:
2.1. Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware.
2.2. Authority, Due Execution and Binding Effect. The execution and delivery of this Agreement and the performance by the Purchaser of its obligations hereunder, have been duly authorized by all necessary corporate action. This Agreement constitutes the legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with its terms except as enforcement thereof may be limited by applicable Insolvency Laws.
2.3. Transaction Not a Breach. Neither the execution and delivery of this Agreement, nor its performance by the Purchaser will violate or conflict with or result in a breach of any provision of any Law binding on the Purchaser or conflict with or result in the breach of any of the terms, conditions or provisions of the Organizational Documents of the Purchaser or of any contract, agreement, mortgage or other instrument or obligation of any nature to which the Purchaser is a party or by which the Purchaser is bound.
2.4. Constructive Knowledge. The Purchaser understands that its investment in the Company involves substantial risks. The Purchaser: (a) has such knowledge and experience in financial and business matters as is necessary to enable it to evaluate the merits and risks of an investment in the Company; and (b) has no present need for liquidity in its investment in the Company and is able to bear the risk of that investment for an indefinite period and to afford a complete loss thereof.
2.5. Accredited Investor. The Purchaser is an “accredited investor” within the definition set forth in Rule 501(a) of the Securities Act.
2.6. Investment. The Purchaser is acquiring the Purchased Units for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof that would jeopardize the exemption from the registration requirements of any applicable federal or state securities laws or regulations upon which the Seller has relied in making the offer and sale of the Purchased Units to the Purchaser, nor with any present intention of distributing or selling the same, and it has no obligation, indebtedness or commitment providing for the disposition thereof that would jeopardize the exemption from any such registration requirements upon which the Seller has relied in making the offer and sale of the Purchased Units to the Purchaser. The Purchaser understands and acknowledges that: (a) the Purchased Units have not been registered under the Securities Act by reason of their issuance in a transaction exempt from such registration requirements predicated upon the Purchaser’s warranties contained in Section 2.5 and this Section 2.6, and (b) the Purchased Units cannot be sold unless a subsequent disposition thereof is registered under applicable securities laws or is exempt from such registration. The Purchaser understands that no public market now exists for the Purchased Units and that a public market may never exist for the Purchased Units.
2.7. Brokers. Neither the Purchaser nor any of its Affiliates has incurred any liability to any broker, finder or agent, and there are no claims for any brokerage fees, finder’s fees or commissions in connection with the transactions contemplated by this Agreement.
ARTICLE III
SELLER’S REPRESENTATIONS AND WARRANTIES
The Seller hereby represents and warrants to the Purchase as of the Closing as follows:
3.1. Organization. The Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware.
3.2. Authority, Due Execution and Binding Effect. The execution and delivery of this Agreement and the performance by the Seller of its obligations hereunder, have been duly authorized by all necessary corporate action. This Agreement constitutes the legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with its terms except as enforcement thereof may be limited by applicable Insolvency Laws.
3.3. Transaction Not a Breach. Neither the execution and delivery of this Agreement, nor its performance by the Seller will violate or conflict with or result in a breach of any provision of any Law binding on the Seller or conflict with or result in the breach of any of the terms, conditions or provisions of the Organizational Documents of the Seller or of any contract, agreement, mortgage or other instrument or obligation of any nature to which the Seller is a party or by which the Seller is bound.
3.4. Title to the Purchased Units; No Encumbrances. Seller is the sole beneficial and record holder of the Purchased Units, and upon consummation of the transactions contemplated by this Agreement, Seller shall have transferred to Purchaser and Purchaser shall have obtained from Seller all right, title and interest in the Purchased Units, free and clear of any and all Encumbrances or claims of any kind (whether recorded or unrecorded).
3.5. Exemption from Registration Requirements. Based in part on the representations and warranties of the Purchaser as set forth in Article II hereof, the sale and transfer of the Purchased Units as contemplated by this Agreement are exempt from the registration requirements of the Securities Act and applicable state securities laws.

3.6. Brokers. Neither the Seller nor any of its Affiliates has incurred any liability to any broker, finder or agent, and there are no claims for any brokerage fees, finder’s fees or commissions in connection with the transactions contemplated by this Agreement.
ARTICLE IV
REVISED MEMBERSHIP RIGHTS AND INTERESTS
4.1. Membership Interest. Each Member’s ownership interest in the Company, adjusted to reflect the Transfer hereunder, is set forth below:

Member	Units Prior to Transfer	Percentage Interest Prior to Transfer	Units Following Transfer	Percentage Interest Following Transfer
Cosan (Seller)	[*]	[*]	–	--
Amyris (Purchaser)	[*]	[*]	[*]	[*]
ARG	[*]	[*]	[*]	[*]
Chevron	[*]	[*]	[*]	[*]
H&R	[*]	[*]	[*]	[*]
Total Units outstanding	[*]	[*]	[*]	[*]

4.2. Capital Accounts. The Capital Accounts of the Purchaser and the Seller shall be adjusted by the Company to reflect the Transfer.
4.3. Resignation as Member; Resignation of Seller’s Managers; Amendment of Operating Agreement. The parties agree that, effective upon the Closing, Seller will have no further rights as a Member in the Company, and immediately prior to the execution of this Agreement, Seller will cause its designated Manager(s) to resign from the Company. The parties agree that upon the purchase of Purchased Units pursuant to this Agreement, Purchaser, Members and the Company, as applicable, shall be free to amend the Operating Agreement and to take any and all such other actions, and amend any and all such other documents, agreements, instruments, certificates, books and records, as may be necessary or appropriate to effectuate and carry out the purpose and intent of the foregoing and the transactions contemplated by this Agreement.
ARTICLE V
CLOSING
5.1. Closing. The Closing shall take place simultaneously with the execution and delivery of this Agreement, electronically or otherwise as the parties may mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date.”
5.2. Closing Deliveries. At Closing, the parties will execute and deliver or cause to be executed and delivered to each other each of the following items:
(a) Purchaser Deliveries at Closing:
(i)  a certificate of the secretary of the Purchaser certifying that the Board of Directors of the Purchaser has duly approved the execution and delivery of this Agreement and the performance of the transactions contemplated hereby;

(ii)  executed copies of any required Consents.
(b) Seller Deliveries at Closing:
(i) a certificate of the secretary of the Seller certifying that the Board of Directors of the Seller has duly approved the execution and delivery of this Agreement and the performance of the transactions contemplated hereby.
        (ii) executed copy of the consent from the Board of Directors of Cosan Lubrificantes e Especialidades S.A., indirect controlling shareholder of Seller, for the Seller to consummate the transaction contemplated in this Agreement;
(iii) letter of resignation of the Seller’s Manager, resigning from the Board of Managers of the Company effective as of the Closing Date.
ARTICLE VI
COVENANTS AFTER CLOSING
6.1. Notice of Assignment of Preferred Dividend Rights. The parties hereby agree, upon the incorporation of the Sweet JV, to execute the Notice and Agreement of Assignment of Preferred Dividend Rights in a form substantially similar to the form attached hereto as Exhibit A. Seller agrees to acknowledge payment of the full Purchase Price in writing delivered to Sweet JV and delivered to Purchaser within five (5) business days of receipt of such payment.
6.2. Post-Closing Cooperation. The parties to this Agreement will use their reasonable efforts, and will cooperate with each other to secure any Consents from third parties as shall be required to enable each of them to effect the transactions contemplated hereby, and will otherwise use their commercially reasonable efforts to cause the consummation of such transactions in accordance with the terms and conditions hereof. Each party will execute all documents, including, but not limited to, any amendment to the Operating Agreement, and take such other actions as the other party may reasonably request in order to consummate the transactions provided for herein and to accomplish the purposes of this Agreement. Purchaser shall provide Seller with proper confirmation of the Transfer on the Company’s books and records as soon as practicable, but in no event later than fifteen (15) calendar days from the Closing Date.
6.3. Public Announcements. No party hereto or any of their respective Affiliates will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other, which consent will not be unreasonably withheld or delayed; provided, however, that nothing herein will prohibit any party from issuing or causing publication of any such announcement to the extent that such party determines such action to be required by Law, in which case the party making such determination will, if practicable in the circumstances, use reasonable efforts to allow the other parties reasonable time to comment on such announcement in advance of its issuance.
ARTICLE VII
INDEMNIFICATION

7.1. Indemnification by the Purchaser. From and after the Closing, the Purchaser agrees to indemnify, defend and save each Seller Indemnified Party forever harmless from and against, and to promptly pay to a Seller Indemnified Party or reimburse a Seller Indemnified Party for, any and all Losses sustained or incurred by any Seller Indemnified Party relating to, resulting from, arising out of or otherwise by virtue of any of the following:
◦any misrepresentation or breach of a representation or warranty made herein by the Purchaser.
◦non-compliance with or breach by the Purchaser of any of the covenants or agreements contained in this Agreement to be performed by the Purchaser.
(c)  (d) any claim for payment of fees and/or expenses as a broker or finder in connection with the origin, negotiation, execution or consummation of the transactions contemplated by this Agreement based upon an alleged agreement between claimant and any of the Purchaser or any of its Affiliates.
7.2. Indemnification by the Seller. From and after the Closing, the Seller agrees to indemnify, defend and save each Purchaser Indemnified Party forever harmless from and against, and to promptly pay to a Purchaser Indemnified Party or reimburse a Purchaser Indemnified Party for, any and all Losses sustained or incurred by any Purchaser Indemnified Party relating to, resulting from, arising out of or otherwise by virtue of any of the following:
◦any misrepresentation or breach of a representation or warranty made herein by the Seller.
◦non-compliance with or breach by the Seller of any of the covenants or agreements contained in this Agreement to be performed by the Seller.
◦the Seller’s failure to transfer the Purchased Units free and clear of any Encumbrances.
(d) any claim for payment of fees and/or expenses as a broker or finder in connection with the origin, negotiation, execution or consummation of the transactions contemplated by this Agreement based upon an alleged agreement between claimant and any of the Seller or any of its Affiliates.
7.3. Indemnification Procedure for Third Party Claims.
◦In the event that subsequent to the Closing any Person entitled to indemnification under this Agreement (an “Indemnified Party”) asserts a claim for indemnification or receives notice of the assertion of any Third Party Claim against such Indemnified Party, against which a party to this Agreement is required to provide indemnification under this Agreement (an “Indemnifying Party”), the Indemnified Party shall give written notice together with a statement of any available information regarding such claim to the Indemnifying Party promptly after learning of such claim. The Indemnifying Party shall have the right, upon written notice to the Indemnified Party (the “Defense Notice”) within thirty (30) days after receipt from the Indemnified Party of notice of such claim, to conduct at his, her or its expense the defense against such claim in his, her or its own name, or if necessary in the name of the Indemnified Party, with counsel reasonably satisfactory to the Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume control of a Third Party Claim and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if (i) the Third Party Claim seeks injunctive or other equitable relief, (ii) the Indemnified Party, in the claim notice to the Indemnifying Party, states that, based on advice of counsel, he, she or it believes that his, her or its interests in the Third Party Claim are, or can reasonably be expected to be, adverse to the interests of the Indemnifying Party, or (iii) such Indemnifying Party is unable to provide the Indemnified Party with reasonable assurance of his, her or its ability to pay the expenses of the defense against such Third Party Claim.
◦In the event that the Indemnifying Party shall fail to give such notice described in Section 7.3(a), he, she or it shall be deemed to have elected not to conduct the defense of the subject claim, and in such event the Indemnified Party shall have the right to conduct such defense with counsel of its own choosing at the expense of the Indemnifying Party and to compromise and settle the claim, subject to the prior consent of the Indemnifying Party, which shall not be unreasonably withheld or delayed.
◦In the event that the Indemnifying Party does elect to conduct the defense of the subject claim, the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as may be reasonably requested by he, she or it, all at the expense of the Indemnifying Party, and the Indemnified Party shall have the right at his, her or its expense to participate in the defense assisted by counsel of his, her or its own choosing and the Indemnified Party shall have the right to compromise and settle the claim only with the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. Without the prior written consent of the Indemnified Party, the Indemnifying Party will not enter into any settlement of any Third Party Claim or cease to defend against such claim, if pursuant to or as a result of such settlement or cessation, (i) injunctive or other equitable relief would be imposed against the Indemnified Party, or (ii) such settlement or cessation would lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder. If a firm decision is made to settle a Third Party Claim, which offer the Indemnifying Party is permitted to settle under this Section 7.2(c), and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to the Indemnified Party to that effect. If the Indemnified Party fails to consent to such firm offer within thirty (30) days after his, her or its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Indemnified Party through the end of such thirty (30) day period.
◦Any judgment entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and shall conclusively be deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder.
7.4. Direct Claims. It is the intent of the parties hereto that all direct claims by an Indemnified Party against a party hereto not arising out of Third Party Claims shall be subject to and benefit from the terms of this Article VII. Any Direct Claim will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, and the Indemnifying Party will have a period of thirty (30) days within which to satisfy such Direct Claim. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the indemnitee will be free to pursue such remedies as may be available to the indemnitee under this Article VII or otherwise.

7.5. Failure to Give Timely Notice. A failure by an Indemnified Party to give timely, complete or accurate notice as provided in Sections 7.2 or 7.3 will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was deprived of his, her or its right to recover any payment under his, her or its applicable insurance coverage or was otherwise directly and materially damaged as a result of such failure to give timely notice.
7.6. Right of Set Off. To the extent that any Indemnifying Party fails to satisfy an obligation under this Article VII, the Indemnified Party may, in its sole discretion, set off the amount of such obligation against any amounts the Indemnified Party may owe to the Indemnifying Party under this Agreement or any Transaction Document.
7.7. Survival of Representations and Warranties. All representations, warranties, covenants and agreements shall survive the execution and delivery of this Agreement and the Closing for a period of twelve (12) months after the Closing Date whereupon they shall expire and be of no further force or effect.
ARTICLE VIII
DEFINITIONS
“Affiliate” has the meaning given to that term in Rule 405 under the Securities Act and shall include each past and present Affiliate of a Person.
“Business Day” means any day, except a Saturday, Sunday or other day on which commercial banking institutions in the State of California in the United States of America and in the State of São Paulo in Brazil are authorized or directed by applicable Law or executive order to close.
“Closing” means the consummation of the transactions that are the subject of the Agreement that are closed on the Closing Date.
“Consent” means any approval, consent, ratification, permission, waiver, exemptions, or authorization (including any Governmental Authorization) necessary for the consummation of the transactions contemplated by this Agreement, which, if not obtained, would result in a violation of any Law or any liability of the parties.
“Direct Claim” means any claim under Article VII of the Agreement by an Indemnified Party for indemnification other than indemnification with respect to a Third Party Claim.
“Environmental Law” means all federal, state and local laws, statutes, codes, regulations, rules, ordinances, orders, standards, permits, licenses, actions, policies, principles of common law and other requirements (including consent decrees, judicial decisions, administrative orders and self-implementing closure requirements) relating to the protection of the environment and/or public or worker health and safety, land use, and comprehensive planning and zoning rules and regulations, all as amended or reauthorized, all as amended or reauthorized, including, without limitation, the applicable provisions of state and federal department of transportation regulations.

“Encumbrances” means encumbrances on, or in respect of title to, the Purchased Units, including, without limitation, mortgages, liens, adverse claims, interests, security interests, pledges, easements, covenants, restrictions, rights of first refusal or offer, “tag” or “drag” along rights or other encumbrances.
“GAAP” means generally accepted accounting principles.
“Governmental Authority” means the United States or any state or local government, or any subdivision, agency or authority thereof.
“Governmental Authorization” means any approval, consent, license, permit, certificate of need, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.
“Insolvency Laws” means any bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium or similar laws affecting the enforcement of creditor’s rights generally and by general principles of equity (regardless of whether enforcement is considered in a proceeding in law or equity).
“Laws” means any law, Environmental Law, rules, ordinances, statutes, regulations, writs, injunctions, judgments, decrees, standards, guidance, orders or other decisions applicable to the operation of the Business.
“Liabilities” means debts, liabilities or obligations of any nature (whether accrued or unaccrued, absolute or contingent, direct or indirect, known or unknown, choate or inchoate, perfected or unperfected, liquidated or unliquidated, or otherwise, and whether due or to become due).
“Liquidity Event” means any event resulting in a full or partial liquidation by Purchaser of its investment in the Company or in the Sweet JV, in exchange for cash or cash equivalent, including, but without limitation, the initial public offering of the Company or the Sweet JV and a direct acquisition of the Units held by the Purchaser in the Company or the equity held by Purchaser in the Sweet JV.
“Losses” means any liabilities (whether absolute or contingent, direct or indirect, fixed or unfixed, liquidated or unliquidated, or otherwise), obligations, deficiencies, demands, claims, suits, actions, or causes of action, assessments, losses, costs, expenses, interest, fines, penalties, actual or punitive damages or costs or expenses of any and all investigations, proceedings, judgments, environmental analyses, remediation, settlements and compromises (including reasonable fees and expenses of attorneys, accountants and other experts).
“Material Adverse Effect” means a material adverse effect on the business, operations, assets, condition (financial or other), results of operations or prospects of the Company, taken as a whole.
“Order” means any judgment, order or decree of any court or Governmental Authority.
“Organizational Documents” means with respect to any Person, (a) the articles or certificate of incorporation and the by-laws or Code of Regulations of a corporation; (b) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person (e.g., a certificate of formation, articles of organization or certificate of limited partnership), and any agreement governing such Person (e.g., a limited liability company agreement, operating agreement or partnership agreement); and (c) any amendment to any of the foregoing.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Authority.
“Proceeding” means any claim, suit, litigation, arbitration, hearing, audit, charge, investigation, or other action (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Person, Governmental Authority, judge, arbitrator or mediator.
“Purchaser Indemnified Party” means the Purchaser and its Affiliates, and each of their respective officers, directors, managers, employees, and agents.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller Indemnified Party” means the Seller and its Affiliates, and their respective officers, directors, managers, employees and agents.
“Third Party Claim” means a claim or the commencement of any action or Proceeding by any Person who is not a party to this Agreement or an Affiliate of such a Person (including, but not limited, to any domestic or foreign court, government, or Governmental Authority or instrumentality, federal state or local).
A claim, Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” if any notice, demand or statement has been given or made in writing, or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.
“Transaction” means the transactions contemplated by this Agreement.
“Units” means a limited liability company interest in the Company.
ARTICLE IX
MISCELLANEOUS
9.1. Notices, Consents, Etc. Any notices, consents or other communication required to be sent or given hereunder by any of the parties shall in every case be in writing and shall be deemed properly served if (a) delivered personally, (b) sent by registered or certified mail, in all such cases with first class postage prepaid, return receipt requested, or (c) delivered by a recognized overnight courier service, to the parties at the addresses set forth below or at such other addresses as may be furnished in writing:
If to the Seller:
Cosan Lubrificantes e Especialidades S.A.
Avenida Brigadeiro Faria Lima, No. 4100, 8° andar
São Paulo − SP − Brazil
CEP: 04538-132
Attention: Legal Department

        If to the Purchaser:
Amyris, Inc.
5885 Hollis St., Suite 100
Emeryville, CA – USA
94608
Attention: General Counsel

Date of service of such notice shall be (i) the date such notice is personally delivered, (ii) three (3) days after the date of mailing if sent by certified or registered mail, or (iii) one (1) day after date of delivery to the overnight courier if sent by overnight courier.
9.2. Severability. The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision.
9.3. Successors. Except as specifically provided in Section 9.7 hereof, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, heirs and personal representatives.
9.4. Counterparts. This Agreement may be executed simultaneously in one (1) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
9.5. Expenses.
(a) Sellers’ Expenses. The Seller shall pay for all costs and expenses incurred by the Seller in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.
(b) Purchasers’ Expenses. The Purchaser shall pay for all costs and expenses incurred by the Purchaser in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.
9.6. Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW. ANY DISPUTE HEREUNDER SHALL BE BROUGHT EXCLUSIVELY IN THE U.S. DISTRICT COURT FOR THE DISTRICT OF DELAWARE, AND THE PARTIES EXPRESSLY SUBMIT THEIR PERSONAL JURISDICTION TO SUCH COURTS, AND WAIVE (AND AGREE NOT TO ASSERT) ANY OBJECTION TO THE LAYING OF VENUE THEREIN.
9.7. Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but will not be assignable or delegable by any party without the prior written consent of the other party.

9.8. Entire Agreement. This Agreement and all of the Schedules and Exhibits attached to the Agreement (which shall be deemed incorporated in the Agreement and made a part hereof) set forth the entire understanding of the parties with respect to the subject matter hereof and may be modified only by instruments signed by all of the parties hereto.
9.9. Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties to this Agreement, any rights or remedies under or by reason of this Agreement.
9.10. Headings; Interpretative Matters. The subject headings of Articles and Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions. Unless the context otherwise requires, (a) all references to Articles, Sections, Schedules or Exhibits are to Articles, Sections, Schedules or Exhibits in this Agreement, (b) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, and (c) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, feminine or neuter gender shall include the masculine, feminine and neuter.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first above written.
THE PURCHASER:

Amyris, Inc.
By: /s/ John Melo
Name: John Melo
Title: President and CEO
THE SELLER:
Cosan US, Inc.
By: /s/ Lineu Paulo Moran Filho
Name: Lineu Paulo Moran Filho
Title: Officer